Exhibit 1.01

Superior Energy Services, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2018

This is the Conflict Minerals Report of Superior Energy Services, Inc. (including its subsidiaries, the “Company”) for calendar year 2018 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (as amended, the “1934 Act”). Please refer to Rule 13p-1, Form SD and SEC Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with Rule 13p-1, the Company performed due diligence on the source and chain of custody of conflict minerals used in manufacturing its products in 2018. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “conflict minerals”). For the two products identified through the Company’s due diligence as containing conflict minerals, the Company then performed a Reasonable Country of Origin Inquiry (“RCOI”) designed to determine whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

Due Diligence Measures

As a provider of a wide variety of services and products to the energy industry relating to the exploration, development and production of oil and natural gas, the Company is several levels removed from the actual mining, smelting and refining of conflict minerals. Furthermore, the Company does not buy raw ore or unrefined conflict minerals, or make purchases from the Covered Countries. The Company must therefore rely on its suppliers to provide information regarding the origin of any conflict minerals they supply.

In conducting its due diligence, the Company applied guidance from the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition” (OECD 2016) and the related supplements on tin, tantalum, tungsten and gold (collectively, the “OECD Framework”), an internationally recognized due diligence framework. The Company’s due diligence measures were designed to identify products which may contain conflict minerals, and to then engage its suppliers to determine the source of these conflict minerals. The Company has taken the following steps to achieve these objectives:

1.

The Company used a cross-functional team to gather and review information internally regarding: (i) which products manufactured or contracted to be manufactured by the Company in 2018 contained conflict minerals; and (ii) the Company’s and its suppliers’ involvement in the manufacturing process of these products.

2.

The Company then conducted a RCOI utilizing a reporting template to track its communications with all suppliers identified in step 1 above. The Company contacted each supplier and requested that they complete and return the industry standard Responsible Mineral Initiative’s (formerly the Conflict-Free Sourcing Initiative’s) Conflict Minerals Reporting Template (“RMI Reports”) in order to gather information on whether the suppliers added or used conflict minerals during the production of their products, and where the conflict minerals were sourced from. Multiple efforts were made to follow up with those suppliers who failed to respond or provided incomplete responses.

Results of Due Diligence Measures

Based on the Company’s due diligence, there were two products contracted to be manufactured by the Company in 2018 which were identified as containing conflict minerals: (1) tungsten balls, which are used in its plunger lift equipment; and (2) carbide packers, slips and seats, which are used in some of its well completion tools.

A total of 93 active suppliers were contacted as part of the RCOI process relating to the two products identified above. The response rate among these active suppliers was 91% (85 of 93 suppliers).

Of the suppliers that responded, 78% (66 suppliers) confirmed that the supplier either did not manufacture any products or did not use any conflict minerals in the manufacture of their products. The remaining 22% (19 suppliers) of suppliers that responded indicated that their products and/or materials used in the manufacture of their products contained conflict minerals.

Of the 19 suppliers who indicated that their products and/or materials used in the manufacture of their products contained conflict minerals, five suppliers indicated that the conflict minerals contained in their products were sourced from one of the Covered Countries. Of these five suppliers, only one supplier was unable to gather sufficient information from its smelters to determine where its conflict minerals were sourced from as of the time of its response. All of the other suppliers were able to confirm that the conflict minerals contained in their products were sourced from smelters which are on the RMAP Conformant Smelters & Refiners list managed by RMI.

Despite having conducted a good faith RCOI and gathered a substantial amount of information from the responsive suppliers, the Company has been unable to conclusively determine the origin of the conflict minerals contained in the two products identified through its due diligence. The Company makes this determination due to a lack of information provided by one of its suppliers regarding where its conflict minerals were sourced from, as well as eight suppliers who failed to provide responses to the RCOI despite multiple requests for information.

The Company previously adopted its own conflict minerals policy (“Policy”) to support the ethical sourcing of all materials used in its supply chain. The Policy is publicly available online at https://superiorenergy.com/about/corporate-governance/conflict-minerals/. The Policy reflects the Company’s expectation that its suppliers perform their own due diligence and provide an appropriate level of information regarding where its materials originate from. The Company continued to promote the Policy to its suppliers in 2018.

The activities described above mitigated the risk that the Company’s conflict minerals benefited armed groups that are perpetrators of human rights abuses in the Covered Countries. In the next compliance period, the Company intends to (1) develop corrective action plans for non-respondent suppliers to help ensure that they are in compliance with the Company’s Policy, and (2) further develop the Company’s conflict minerals program and build transparency over its supply chain through continued efforts to communicate the Company’s expectations to its suppliers.

By continuing to implement the Company’s internal supply chain due diligence processes and driving accountability within the supply chain, the Company hopes to further promote the ethical sourcing of all materials used in its supply chain.